Adicet Bio, Inc.

131 Dartmouth Street, Floor 3

Boston, Massachusetts 02116

March 12, 2025

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re: Adicet Bio, Inc.: Registration Statement on Form S-3, filed March 6, 2025 (File No. 333-285609), as amended

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Adicet Bio, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement, as amended (the “Registration Statement”) be accelerated to March 14, 2025, at 4:01 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with Goodwin Procter LLP by calling Gabriela Morales-Rivera at (617) 570-1329. If you have any questions regarding this request, please contact Gabriela Morales-Rivera.

Sincerely,

Adicet Bio, Inc.

/s/ Chen Schor

Chen Schor
President and Chief Executive Officer

cc: Nick Harvey, Chief Financial Officer, Adicet Bio, Inc.

Danielle Lauzon, Esq., Goodwin Procter LLP

Gabriela Morales-Rivera, Esq., Goodwin Procter LLP